Exhibit 99.47

APHRIA SECURES ADDITIONAL 120,000 KGS OF EXPECTED ANNUAL CANNABIS PRODUCTION

FOR JANUARY 20191

Aphria enters strategic relationship with local grower

Accelerates capacity increase by over one year

Leamington, Ontario — January 8, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has entered a strategic relationship (“GrowCo”) with Double Diamond Farms (“Double Diamond”), a local greenhouse grower, to provide an additional 120,000 kgs of annual cannabis production. The deal accelerates Aphria’s capacity increase by over a year versus building out its existing 100-acre site. Combined with Aphria’s existing expected cannabis production of 100,000 kgs, Aphria will have, what it believes to be, the largest fully funded production capabilities in the industry in 2019. Aphria anticipates that all 220,000 kgs of expected annual cannabis production will be available for sale in January 2019, pending Health Canada approvals.

“Since the Aphria journey began in early 2014, a key pillar to the Aphria success story has been our unwavering commitment to “powered by the sun”, and nowhere is that more effective than in Leamington, Ontario, where average daily sunlight hours, intensity of optimum lighting and moderate climate provides for ideal greenhouse growing,” said Vic Neufeld, Chief Executive Officer. “Building on our Leamington advantages, I am very excited to announce that Aphria has entered into another acquisition of Dutch greenhouse campus in the Leamington area. Partnering with Double Diamond, a major local greenhouse grower, Aphria will have access to almost 32.0 acres (just less than 1,400,000 square feet of greenhouse) plus 72,000 of infrastructure to service not only the almost 32 acres, but a future build of another 32 acres. Double Diamond is an industry-recognized leader in growing various produce using the greenhouse technology advancements, and brings solid talent and a labour pool necessary to support the annual incremental capacity of over 120,000 kgs.”

Owners of Double Diamond Chris and Benji Mastronardi are pleased to have the opportunity to pair Double Diamond Farms’ growing experience with Aphria’s growing experience and sales expertise. “It made our decision to partner with Aphria an easy choice,” said Chris Mastronardi, Chief Executive Officer of Double Diamond Farms. “The staff at Double Diamond Farms are excited about this new challenge and to be able participate in the burgeoning medical and adult recreational use cannabis markets”, said Benji Mastronardi, President and COO of Double Diamond Farms.

Double Diamond, a 49% partner in GrowCo, will supply the land, new state of the art, Dutch style greenhouses, existing infrastructure and employees for the venture. Aphria, holding a controlling 51% interest in GrowCo, will supply its Standard Operating Procedures, quality oversight and will apply for a second Health Canada cultivation license for the site. The 100-acre site is located on Highway 77 in Leamington, Ontario, has never had another crop planted inside of it and abuts Aphria’s existing second campus, comprised of another 100-acre site.

GrowCo is expected to require funding of $80 - $100 million, including acquiring the property based on appraised value, plus the cost of retrofits, power co-generation facilities and other cannabis specific investments. GrowCo will initially be funded by a $10 million investment by each of Aphria and Double Diamond. Additional funding will be secured through traditional term debt from commercial lenders. Any shortfall in funding, will be advanced by Aphria as a loan.

We Have a Good Thing Growing.

1 - pending Health Canada approvals

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

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For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.